May 21, 2009

Mr. Jeffrey H. Kupor
General Counsel
Invesco Mortgage Capital Inc.
c/o Invesco Institutional (N.A.), Inc.
1360 Peachtree Street, NE
Atlanta, GA 30309

> **Re:** **Invesco Mortgage Capital Inc.**
> **Amendment No. 5 to Registration Statement on Form S-11**
> **Filed May 8, 2009**
> **File No. 333-151665**

Dear Mr. Kupor:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have expanded your target assets beyond Agency RMBS. Please revise your disclosure to provide cover page summary risk factors and a summary risk factor relating to the offering not identifying specific uses of proceeds. In addition, we note the historical performance disclosure beginning on page 106. As appropriate, please provide prior performance tables or an analysis regarding why you believe that such information would not be relevant to an investor.

Our Target Assets, page 4

2.   We note your statements on page 5 that your board of directors has adopted
        investment guidelines that set out your target assets and other criteria to be used
        by your manager to evaluate specific assets and that you cannot predict the
        percentage of your assets that will be invested in any of your target assets classes
        at any given time. Please revise your disclosure to more fully describe the
        guidelines and the criteria adopted by your board of directors. In this section and
        in your "Use of Proceeds" section, please provide your anticipated holdings in
        each target asset class.

Our Financing Strategy, page 6

3.   We note your statement on page 6 that you intend to employ prudent leverage.
        Please revise your disclosure to clarify whether you consider the referenced
        amounts of initial leverage prudent or quantify the amount of leverage that your
        manager considers prudent.

Management Agreement, page 13

4.   We note your statement on page 13 that your manager has agreed to waive any
        base management fee payable in respect of any equity investment you may decide
        to make in a Legacy Securities or Legacy Loan PPIF if managed by your manager
        or any of its affiliates. Please clarify, if true, that this base management fee refers
        to the 1.5% of your stockholders' equity payable quarterly.

Risk Factors, page 19

There can be no assurance that the actions of the U.S. Government…, page 22

5.   Please limit this risk factor to a description of the risks associated with
        government actions and only as much additional information as necessary to place
        the risk in context. We note that you have already provided a detailed description
        of actions taken by the federal government in the MD&A section.

Selected Financial Information, page 58

6.   The Statement of Income Data for the three months ended March 31, 2009 is not
        consistent with the amounts on your Statements of Operations at page F-4. Please
        revise your filing for consistency.

Business, page 76

Our Manager, page 76

7.   We refer to your statement that you manager will draw upon the experience of
        WL Ross, which has thirty years of experience investing in distressed assets. We
        also note that WL Ross-sponsored funds recently expanded its position in the
        mortgage market with the acquisition of AHMSI. It is unclear to us from your
        disclosure if the thirty years' experience includes experience in the mortgage
        market. Please confirm for us that WL Ross's past experience includes mortgage-
        related management or advising, or clarify or remove references to this experience
        here and elsewhere through the prospectus, as appropriate.

8.   We also refer to your statement that your manager will rely upon the experience
        and resources of Invesco's real estate team. It appears from your disclosure that
        Invesco's real estate team has experience in investing directly in residential and
        commercial properties as opposed to mortgage-backed securities and mortgage
        loans. As it is not your intent to invest directly in residential and commercial
        properties, please clarify how such experience will assist you in investing in
        mortgage-backed securities and mortgage loans.

Historical Performance of Manager's Investment in RMBS and CMBS, page 106

9.   Please include an introductory paragraph that explains the relationship between
        the historical performance presented and your current business strategy, including
        a comparison of the various asset classes held by Flagship Structured Securities
        Fund and your intended portfolio. We note your statement on page 109 that you
        intend to use "significantly" more leverage than the Flagship Structured Securities
        Fund. In the introductory paragraph, please quantify the leverage you intend to
        use and briefly discuss how the use of leverage may impact performance, as
        applicable.

10.   We note that the graph and tables compare the Barclays Capital AAA CMBS
        Index, the Barclays Capital AAA Home Equity ABS Index and the gross rate of
        return of the Flagship Structured Securities Fund. Please tell us the basis for your
        use of the Barclays Capital AAA CMBS Index and the Barclays Capital AAA
        Home Equity ABS in your tables or, alternatively, remove them from your
        historical performance information.

Management Fees and Expense Reimbursements, page 113

11.   Please clarify how any fees and expenses owed to WL Ross and Invesco's real
        estate team will be paid.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Jay L. Bernstein, Esq.
        Andrew S. Epstein, Esq.
        Clifford Chance US LLP
        Via facsimile (212) 878-8375